Mail Stop 4561

March 30, 2007

By U.S. Mail and Facsimile to (703) 820-2005

C.W. Gilluly, Ed.D.
Chief Financial Officer
Amasys Corporation
625 N. Washington Street, Suite 301
Alexandria, Virginia 22314

      Re: Amasys Corporation
              Form 10-KSB for Fiscal Year Ended June 30, 2005
              Filed September 28, 2005
              File No. 000-21555

Dear Mr. Gilluly:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant